SUB-ITEM 77M(a) and (b)

(a) Berger Growth Fund, Inc. became the surviving corporation in the reorganization of the Berger Select Fund, a series of Berger
     Investment Portfolio Trust.

(b) On May 8, 2002, the shareholders of the Berger Select Fund, a series of Berger Investment Portfolio Trust, voted to reorganize the Fund into Berger Growth Fund, Inc. The terms and actions of this reorganization are contained in the Annual Report to Shareholders of the Berger Growth Fund, Inc., which was filed on November 21, 2002 and is incorporated herein by reference.

     The reorganization was accomplished pursuant to an Agreement and Plan of Reorganization which is filed herein as Sub-Item 77Q1(g).